October 26, 2007

Submitted on EDGAR under "CORRESP"

Ms. Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Louisiana-Pacific Corporation

Definitive Schedule 14A

Filed March 23, 2007

File No. 1-07107

Dear Ms. Krebs:

We are in receipt of your letter addressed to Richard W. Frost and dated September 27, 2007, regarding the subject filing. I am writing to confirm that, as agreed by telephone between you and our outside counsel at Miller Nash LLP, Mary Ann Frantz, we will provide our responses by letter, filed as correspondence in EDGAR format, on or before November 8, 2007, to permit the proposed responses to be vetted at the next regularly-scheduled meeting of the Compensation Committee of our board of directors in early November.

Very truly yours,

/s/ Anton C. Kirchhof

Anton C. Kirchhof

Secretary